

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 26, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
following securities of Exxon Mobil Corporation, under the Exchange Act of 1934.

- 0.142% Notes due 2024

- 0.524% Notes due 2028

- 0.835% Notes due 2032

- 1.408% Notes due 2039

Sincerely,